Exhibit 4.6

LOAN AGREEMENT NO. 250/08-V

Moscow	dated December 30, 2008

Gasprombank (Open Joint Stock Company) hereinafter referred to as “the Bank” represented by Andrey Igorjevich Akimov, Chairman of the Board, acting on the basis of the Charter, on the one part, and Mobile TeleSystems Open Joint Stock Company hereinafter referred to as “the Borrower” represented by Mikhail Valerievich Shamolin, President and CEO, acting on the basis of the Charter, on the other part, jointly referred to as “Parties”, have agreed as follows:

1. SUBJECT OF THE AGREEMENT

1.1. The Bank shall provide a loan of EUR 300,000,000.00 (Three Hundred Million) to the Borrower subject to the procedure and conditions set forth herein, with the period of loan up to and including June 30, 2011 and 12% interest on outstanding debt per annum.

The principal shall be repaid on or after December 24, 2009 according to the schedule below:

•                  EUR 100,000,000.00 (One Hundred Million) at least on December 24, 2009;

•                  EUR 100,000,000.00 (One Hundred Million) at least on December 24, 2010;

•                  EUR 100,000,000.00 (One Hundred Million) at least on June 30, 2011.

1.2. The Borrow shall pay to the Bank the loan account keeping (loan account operations) fee (hereinafter, the fee) in the amount of 2.0% (Two Percent) on outstanding debt per annum.

1.3. The loan shall be granted to the Borrower to finance its business.

The Borrower is forbidden to use the provided funds for the following purposes:

•                  repayment of its obligations to third-party banks;

•                  repayment of its obligations under loan agreements concluded with the Bank;

•                  repayment of loan indebtedness to other legal and natural persons;

•                  granting loans to third parties;

•                  purchase and payment of bills (except for bills issued by Gasprombank (Open Joint Stock Company), Bank of Russia, the Ministry of Finance of Russia);

•                  purchase and payment of equity securities (except for securities issued Gasprombank (Open Joint Stock Company), Bank of Russia, the Ministry of Finance of Russia);

•                  purchase from the Bank of property received, as compensation for release from obligations, as a result of termination of obligations under previously granted loans and,

•                  investments into equity capital of other legal entities including to buy shares in the secondary market.

2. LOAN TERMS AND PROCEDURE

2.1. The Bank shall credit the loan amount to the Borrower’s account No.   40702978000000004460 with Gasprombank (Open Joint Stock Company) at least on December 31, 2008.

2.2. The Bank may refuse to grant the loan to the Borrower, fully or partially, if there are circumstances that expressly indicate that the amount provided to the Borrower will not be repaid by the specified due date.

2.3. The Borrower may refuse to receive the loan, fully and partially, and in that case it shall be obliged to notify the Bank in writing at least two (2) business days before the date of provision of the loan set out in Item 2.1 hereof.

3. LOAN CHARGE

3.1. The payment of interest for the first month of loan disbursement, as from the date of provision of funds and through the last calendar day of the month, shall be made at least on the last business day of the month in which the loan was provided. The payment of interest for the second month of loan disbursement, for the period beginning on the first day of the month and ending on and including the 25th day of the month, shall be made at least on the 25th day of the month. Hereafter, the payment of interest for loan disbursement, for the period beginning on the 26th day of the month preceding the current month and ending and including the 25th day of the current month shall be made by the

Borrower on a monthly basis, at least on the 25th day of the current month, and the payment of interest for the last incomplete month of loan disbursement shall be made simultaneously with the final repayment of the principal at least at the end of the loan disbursement period set out in Item 1.1 hereof. The interest shall be charged and paid during (within) the actual loan disbursement period.

3.2. The interest rate on outstanding debt may be revised by the Bank in its reasonable discretion, including due to change in the refinancing rate of the Bank of Russia. In this case, the Bank shall send to the Borrower, by courier, wire transfer or fax (fax number of the Borrower: +7 495                         ), a notification of its intention to change the interest rate. This notification must be reviewed by the Borrower immediately, and if the Borrower does not agree with the proposed interest rate, it shall repay the loan within five (5) business days following the date of notification. The non-repayment of the loan during the specified time period shall be deemed a ground for change in the interest rate from the date of expiration of the five-day period mentioned above.

The non-receipt by the Borrower of the notification of change in interest rate sent by the Bank following the procedure set out herein cannot serve as a ground for a claim against the Bank.

3.3. For the purpose of timely and proper performance of obligations to repay the loan and charged interest, the Borrower shall grant to the Bank the right to direct debiting from settlement account No. 40702810100000004460 and current foreign currency accounts No. 40702840400000004460 and No. 40702978000000004460 opened with the Bank, as from the loan repayment date (Item 1.1 hereof), the dates of payment of charged interest and fees (Items 1.2, 3.1 and 4.3.1 hereof) and also in case of occurrence of the right to claim an early payment of the principle and due interest and fees.

In case of conflict between the currency of the debited account and the currency of the loan, the Borrower hereby grants to the Bank the right to debit the account, as repayment of the debt, with the amount equivalent to the amount of liabilities, using the Bank’s foreign currency exchange rate in effect on the date of said transaction.

3.4. If the Borrower fails to perform its obligations to repay the principal and/or interest, the Bank may demand a penalty (fine) payment in the amount of 0.1% (zero point five percent) of the principal debt amount and payment of interest for each day of late payment. The penalty shall be charged by the Bank for the period beginning on the date following the date of the Borrower’s failure to perform its obligations hereunder and ending on the date of actual repayment of the debt.

If the Borrower fails to pay the fine within two (2) business days from the date of the notification, the Bank may directly debit the Borrower’s bank account with the fine amount.

3.5. In case of insufficiency of funds necessary to fully perform the Borrower’s obligations hereunder, the repayment priority shall be as follows:

• late penalty (Item 3.4. hereof);

• fee (Items 1.2., 4.3.1. hereof);

• overdue interest;

• interest due and payable for the current settlement period;

• principal.

The Bank may unilaterally change the priority of debts provided for herein and notify the Bank in writing of that change at least on the business day following the day on which the decision was made.

3.6. All payments hereunder, including the repayment of the principal, loan interest, fee and possible fines and penalties, shall be made by the Borrower to Gasprombank (Open Joint Stock Company) together with an indication of payment details and the number of this Agreement in the payment document in a mandatory manner.

4. RIGHTS AND OBLIGATIONS OF THE PARTIES

4.1. The Bank shall be entitled to:

4.1.1. Change the loan interest rate in accordance with the procedure set out in Item 3.2 hereof.

4.1.2. Monitor the intended use of funds provided under this Agreement, as well as the financial position of the Borrower, and require that the Borrower provide all necessary documents.

4.1.3. Recover the loan amount, loan interest and fee due and payable, if any of the cases specified below occurs:

• the Borrower failed to perform, fully or partially, its obligations provided for in Item 3.1. hereof;

• the Borrower is in default of its obligations provided for in Item 4.4. hereof;

• some documents submitted by the Borrower when receiving the loan or during the loan disbursement period turned out to be untrue; the accounting doesn’t comply with applicable accounting principles;

• the financial position of the Borrower became worse to the extent that its ability to perform its obligations hereunder is questioned, including any third parties’ claims for payment of any amount or recovery of, or demand for, property, and the amount of such claims threatens the performance of the Borrower’s loan repayment obligations; bankruptcy procedure initiated against the Borrower;

• the Borrower is in default of its financial obligations under any other contracts concluded with the Bank;

• the Borrower decided about its reorganization or liquidation;

• government or local authorities made decisions or take actions with respect to the Borrower which render impossible the disposal of the property of the Borrower or continuation of activities of the Borrower;

The demand for early recovery shall be forwarded to the Borrower in writing, specifying the procedure and terms of repayment of debt.

4.2. The Bank shall be obliged to:

4.2.1. Provide a loan in the amount and subject to the terms and conditions as mentioned in this Agreement;

4.2.2. Not to collect the indebtedness under the loan before the due date save as provided for in Item 4.1.3. hereof.

4.3. The Borrower shall be entitled to:

4.3.1. Repay the loan, fully or partially, in advance and pay the loan account keeping fee and interest charged for the actual period of loan disbursement, herewith:

The procedure for advanced loan repayment shall be as follows:

• The early repayment is not allowed within the period from the date of providing the loan through June 29, 2009.

• In case of early repayment of the loan, fully and/or partially, within the period from June 30, 2009 to December 23, 2009, the Borrower shall pay, simultaneously with the repayment of the loan, the early repayment fee in the amount of 2.0% (Two Percent) of the early repaid amount per annum to be calculated for the period beginning on and including the day of early repayment and ending on and including December 23, 2009. The Client shall forward to the Bank corresponding notification on early loan repayment, fully and/or partially, at least five (5) business days before the probable date of crediting the principal to the account with the Bank. The notification on early payment shall be irrevocable.

• Beginning from December 24, 2009, the Borrower may repay the loan in advance, fully and/or partially, provided that it previously notifies the Bank at least five (5) business days before the early repayment. The early repayment fee shall not be charged.

The procedure for payment of the loan account keeping fee and loan interest shall be as follows:

• If the Borrower repays the whole of the loan amount in advance, it must pay the loan account keeping fee and interest charged for the actual period of loan disbursement;

• If the Borrower repays a part of the loan amount in advance, it may pay the interest and loan account keeping fee within the time period specified in Item 3.1. hereof.

4.4. The Borrower shall be obliged to:

4.4.1. Repay the loan, interest and fee thereon within the time limits provided for in this Agreement;

4.4.2. Use the loan only for the purposes provided for in Item 1.3. hereof;

4.4.3. Not allow that its financial position becomes worse to the extent that its ability to perform its obligations hereunder is questioned, including not allow the presence of records of overdue accounts during more than five (5) days.

4.4.4. Furnish to the Bank financial statements (Balance Sheet and Form 2 as of each reporting date; Forms 3, 4, 5 to Annual Accounting Statements; explanations to financial accounting items which constitute five or more percent of the balance currency; statement of status of settlements with all-level budgets; information regarding the status of wage-settlements with employees; information regarding presence/absence of records of overdue bank accounts, and other documents as may be required by the Bank), during the whole term of this Agreement, at least on the 15th day of the month following the month in which financial statements are to be submitted to tax authorities.

4.4.5. If the Borrower has settlement/current accounts in other credit institutions, furnish statements (references) of paying into and out of account from other banks, specifying the presence     of records of overdue account and/or liabilities of the Borrower to banks.

4.4.6. Furnish documents, as may be required by the Bank, necessary to monitor the intended use of funds and the financial position of the Borrower, including the statement of status of settlements with all-level budgets issued by tax authorities, information regarding the status of wage-settlements with employees, calculation of inflow of funds to repay the indebtedness under the loan, at least within two (2) day after receiving the request.

4.4.7. Immediately inform the Bank of opening of accounts in other credit institutions during the term of this Agreement and any pecuniary claims made by third parties exceeding the amount equivalent to USD 10,000,000.00 (Ten Million US Dollars and 00/100).

4.4.8. In case of decision on reorganization or liquidation of the Borrower, notify the Bank in writing on the next day after the decision made by an authorized body and repay the indebtedness under the loan in a manner and within the time limit specified in the Bank’s notification.

4.4.9. Guarantee monthly receipts to accounts with the Bank, as proceeds of the sale (net loan turnover) under commission contracts with companies being agents for payment collection (Evroset OJSC, E-Port CJSC, etc.) and inter-operator settlements with Vympercom CJSC, Megafon OJSC and other telecom operators, in the total amount of at least RUR 3,000,000,000.00 (Three Billion Rubles), starting from February 2009.

4.4.10. Furnish to the Bank certified copies of documents (letters and/or supplementary agreements) confirming the request to MTS OJSC’ contracting parties to effect settlements through MTS OJSC accounts opened with the Bank under commission contracts with companies being agents for payment collection (Evroset OJSC, E-Port CJSC, etc.) and inter-operator settlements with Vympercom CJSC and Megafon OJSC, at least within forty-five (45) business days following the date of this Agreement.

4.4.11. Furnish to the Bank a notarized copy of extract from the register of shareholders (without a request to furnish DEPO account statements of nominal shareholders, disclosing information about actual shareholders) at least within forty-five (45) business days following the date of this Agreement.

5. MISCELLANEOUS

5.1. This Agreement shall come into effect upon signing.

5.2. Any amendments and additions to this Agreement, and the termination hereof, shall be introduced by supplementary agreements which shall be deemed an integral part of this Agreement. This condition doesn’t  apply to the cases referred to in Items 2.2., 2.3., 3.2., 4.1.3. and 4.3.1. hereof.

5.3. Liabilities matured, or which maturity is not specified or determined by the date of claiming, may be discharged, fully or partially, by offset of counter claims arising out of other contracts concluded by the Parties. Herewith, if the claims are expressed in different currencies, the conversion shall be effected at the exchange rate established by the Bank of Russia for the date of offset.

5.4. Any disputes arising out of this Agreement shall be settled by the Arbitration Tribunal of Moscow.

5.5. In case of change in any details (name, address, bank details, etc.), each Party must notify the other Party of assumed changes and furnish duly executed documents to the other Party within three (3) days after these changes coming into effect.

5.6. Any notification or other communication sent by the Parties to each other under this Agreement shall be made in writing, signed by an authorized person and forwarded by fax at:  +7 495                          (fax number of the Borrower), by courier or wire at the address specified in Section 6 hereof.

5.7. These Agreement is executed in three (3) counterparts, having equal legal effect, one of them for the Borrower and two for the Bank.

6. ADDRESSES AND PAYMENT DETAILS OF THE PARTIES

BANK: Gasprombank (Open Joint Stock Company), 117420, Moscow, 16, bldg. 1 Nemetkin St.,  INN (Taxpayer Identification Number) 7744001497, correspondent account No.  30101810200000000823 with OPERU (Operations Department) of Moscow GTU (Main Territorial Department) of the Bank of Russia, BIC 044525823. DEUTSCHE BANK AG, FRANKFURT/MAIN, GERMANY SWIFT CODE: DEUTDEFF, account No. 9473836/1000 JSB GAZPROMBANK(CJSC), SWIFT CODE: GAZPRUMM

BORROWER: Mobile TeleSystems Open Joint Stock Company, 109147, Moscow, 4 Marksistskaya 4, INN 7740000076, settlement account No.  40702810100000004460, current foreign currency account No. 40702978000000004460 with Gazprombank (Open Joint Stock Company), BIC 044525823.

BANK:	BORROWER:
GPB (OJSC)	Mobile TeleSystems OJSC
Chairman of the Board:	President and CEO:

A.I. Akimov	M.V. Shamolin

Stamp here	Stamp here

Chief Accountant:	Chief Accountant:

I.R. Borisenkova